December 2, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:    Cecilia Blye, Office of Global Risk and Security

Re:	The AES Corporation
Form 10-K for the year ended December 31, 2008 Filed February 26, 2009
File No. 001-12291

Dear Ms. Blye:

On behalf of The AES Corporation (the “Company”), set forth below is a copy of the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated November 9, 2009 (the “Comment Letter”). For your convenience, the Company’s response follows the Comment copied in bold from your letter.

1.	We note from disclosure throughout your 10-K that you conduct operations in Latin America, Africa and the Middle East. Iran and Syria are located in the Middle East, Sudan, located in Africa, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributers, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components and technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this regard, we note specifically a June 2003 news article discussing the liquefied natural gas industry which states that British Petroleum has a deal to provide you with LNG, that you were looking at building a terminal in Honduras and that “other potential Western Hemisphere markets are Brazil, Cuba and Jamaica.” Please clarify whether you conduct any operations in Cuba.

We also note a May 2009 news article discussing your AES Oasis joint venture which is co-owned by Bahrain’s IDB Infrastructure Fund, an arm of the Islamic Development Bank. The Islamic Development Bank is made up of member countries including Iran and Sudan, and has made numerous loans to the governments of Iran, Syria and Sudan and to companies in Iran, Syria and Sudan. Please tell us whether IDB Infrastructure Fund conducts any operations or had any contacts with Iran, Syria or Sudan through the AES Oasis joint venture.

COMPANY RESPONSE: The Company confirms that it does not have past, current or anticipated contacts with Iran, Syria, Sudan or Cuba through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. The Company further confirms that it does not conduct any operations in Cuba. Finally, the Company confirms that the IDB Infrastructure Fund does not conduct any operations or have any contacts with Iran, Syria or Sudan through the AES Oasis joint venture.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

Zafar A. Hasan, The AES Corporation

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